Mail Stop 3720

July 17, 2007

Ms. Cathy A. MacLeod
Chief Accounting Officer
Paccar Financial Corp.
777-106th Ave., N.E.,
Bellevue, WA 98004

> **RE:** **Paccar Financial Corp.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-11677**

Dear Ms. MacLeod:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director